UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: September 30, 2024

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward looking statements that are subject to various risks and uncertainties. Forward looking statements are generally identifiable by use of forward looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward- looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this annual report, including those set forth below.

When considering forward looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. Readers are cautioned not to place undue reliance on any of these forward looking statements, which reflect our views as of the date of this annual report. The matters summarized below and elsewhere in this annual report could cause our actual results and performance to differ materially from those set forth or anticipated in forward looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward looking statements after the date of this annual report, whether as a result of new information, future events or otherwise

Unless the context otherwise requires or indicates, references in this annual report to “us,” “we,” “our” or “our Company” refer to Lighthouse Life Capital, LLC, a Delaware limited liability company. References to a “Lawful Policyowner” refer to the owner of a life insurance policy obtained in accordance with applicable laws and the terms of the life insurance policy through (a) the initial purchase of the policy by persons with insurable interest in the individual insured under the policy, or (b) the acquisition of a policy through the assignment, bequest, gift, sale or other transfer executed under the terms of the policy, including but not necessarily limited to the contract’s assignment, change of ownership, and/or change of beneficiary clauses. References to a “Lawful Purchaser” refer to purchaser of a life insurance policy from a Lawful Policyowner in accordance with applicable laws and the terms of the policy.

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Item 1. Business General

Lighthouse Life Capital, LLC, a Delaware limited liability company, was formed on July 8, 2020, to continue and grow the business of our predecessor, to originate and acquire life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. In addition to other sources of revenue described below, our company, through its subsidiaries, receives fees from purchasers and/or a share of purchasers’ profits on the acquired policies (above a certain target return threshold) in exchange for our company’s services.

A life settlement is the sale of a life insurance policy by the Lawful Policyowner to a Lawful Purchaser of the policy; this includes the sale of life insurance policies insuring the lives of individuals who have been diagnosed as terminally ill or chronically ill, also known as viatical settlements. The life settlement asset class and the returns generated by the origination, acquisition, sale and/or maturity of life insurance policies are generally uncorrelated to traditional asset classes (stocks, bonds, real estate and commodities). As such, life settlements have been utilized to diversify portfolios and generate non-correlated yield.

We generate substantially all of our revenues through our wholly owned subsidiaries, Lighthouse Life Solutions, LLC (“Lighthouse Life Solutions”), Lighthouse Life Direct, LLC (“Lighthouse Life Direct”), Harbor Life Settlements, LLC (“Harbor Life Settlements) and Settlement Benefits Holdings LLC (“Settlement Benefit Holdings”). We acquired Lighthouse Life Solutions and Lighthouse Life Direct from our sole member, LHL Strategies, Inc. (“LHLS”) on July 8, 2020. The combined operations of Lighthouse Life Solutions and Lighthouse Life Direct are considered our predecessor. Harbor Life Settlements was formed under Lighthouse Life Capital, LLC on June 14, 2024. Settlement Benefits Holdings was formed on August 5, 2024.

Through Lighthouse Life Solutions, the company originates and acquires life insurance policies from Lawful Policyowners for the benefit of purchasers. We employ a multi- brand marketing strategy to market and advertise life settlements (a) to a wide range of financial professionals, such as insurance producers and financial advisors and (b) directly to life insurance policyowners and others through Lighthouse Life Direct, Harbor Life Settlements and Settlement Benefits Holdings.

Our company, through Lighthouse Life Solutions, is an originator of life insurance policies. Lighthouse Life Solutions is currently a licensed buyer of policies, known as a life settlement provider, in 45 states, plus the District of Columbia, covering approximately 97 percent of the US population. Five states, plus the District of Columbia, do not require a license to advertise, market and/or acquire life insurance policies. Lighthouse Life Solutions has formal relationships with other licensed entities for the origination and purchase of life insurance policies in states in which it is not licensed, which expands Issuer’s ability to originate life insurance policies to additional states. Lighthouse Life Solutions currently has applications for life settlement provider licenses pending with several state insurance departments and expects to continue to apply for and obtain additional life settlement provider licenses in the future.

Lighthouse Life Solutions receives potential life settlement opportunities from several sources, including:

•

Lighthouse Life Direct, Harbor Life Settlements and Settlement Benefits Holdings, our advertising companies, which engage in a full- range of direct -to consumer marketing and advertising to life insurance policyowners and others; and

•	Financial professionals (i.e. insurance producers and financial advisors) through the Lighthouse Life Settlement Advisor Program;

•	Intermediaries, including licensed life settlement brokers and life settlement providers.

The company and Lighthouse Life Solutions generate revenue from various sources, including:

●	Proceeds from the sale of life insurance policies originated and purchased by Lighthouse Life Solutions and subsequently sold to purchasers.

●	Fees paid by purchasers of policies for originating and acquiring life insurance policies for the benefit of such purchasers.

●	Death benefits received from policies owned by our company.

We filed an offering statement on Form 1-A, with the United States Securities and Exchange Commission, or the SEC, on December 4, 2020 (the “Initial Offering Statement”), which Initial Offering Statement was qualified by the SEC on December 30, 2020 and subsequently re-qualified following the filing of post-qualification amendments on February 1, 2022 and January 9, 2023. Pursuant to the Initial Offering Statement, we offered a maximum of $50 million in the aggregate of 8.5% senior beacon bonds (the “Class A Bonds”) and 6.5% senior beacon bonds (the “Class B Bonds”), (collectively, the “Initial Bonds”).  We commenced sales of the Initial Bonds in February 2021 and offered the Initial Bonds through December 30, 2023.  As of the termination of the offering of the Initial Bonds, we had sold 16,842 Class A Bonds and 8,199 Class B Bonds for an aggregate of approximately $25.0 million in gross proceeds.  Proceeds from the offering were applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this annual report.

We do not have any employees. We rely on the employees of LHLS for the day- to- day operations of our business.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

In total, we raised approximately $25.0 million in gross proceeds from the sale of the Initial Bonds. As of the date of this Form 1-K there are approximately $21.4 million of Initial Bonds outstanding. Proceeds from the initial offering have been applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this annual report. We experienced a relative increase in liquidity as we received additional proceeds from the sale of Initial Bonds and a relative decrease in liquidity as we spent the net offering proceeds in connection with the operations of our company. Until required for the operation of our company or other purposes, we have kept the net proceeds of the initial offering in short-term, low risk, highly liquid, interest-bearing investments.

The Company, including Lighthouse Life Solutions, Lighthouse Life Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, the Merlion Park Trust (the “Merlion Trust”) had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that met certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remained active until June 1, 2023. We continue to sell policies to the Merlion Trust.

For the year ended September 30, 2024 and September 30, 2023, we had sold $15.9 million and $10.1 million of net death benefit, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Initial Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital, whether by us or LHLS. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

With proceeds from the initial offering, we grew its core business of originating and acquiring life insurance policies for the benefit of purchasers of those policies through expanded marketing and advertising of its services. The Company and its parent, LHLS, intend to seek additional capital to accomplish the goal of growing the Company’s core business.

During the years ended September 30, 2024 and September 30, 2023, we purchased policies, with the intent to resell them in the short term. During the fiscal year ended September 30, 2024 and 2023, we purchased $101,638 and $863,418, respectively, in policy purchase price. As of September 30, 2024 and 2023, we held $132,846 and $79,362, respectively, in policy purchase price.

The Company, by and through its subsidiaries Harbor Life Settlements and Settlement Benefits Holdings, purchased certain assets to increase lead generation and life settlement assets in July and September of 2024. Harbor Life Settlements was created on June 14, 2024 to acquire the life settlement, lead generation and related assets of Harbor Life Brokerage, LLC, HLS Marketing, LLC and JGL Fusion, LLC.  Settlement Benefits was created on August 5, 2024 to acquire the life settlement, lead generation and general agency assets of Settlement Benefits Association, Inc. and certain of its affiliates (“SBA”).  On July 2, 2024, the Company acquired certain assets from HLS Marketing, LLC, Harbor Life Brokerage, LLC and JGL Fusion (“Harbor”) for total consideration of $1.0 million. Additionally, on September 17, 2024, the Company acquired certain assets from Settlement Benefits Association, Inc., Synaptiq Life, Inc., and Lippman and Weiss, LLC as Sellers et. al. (“SBA”) for total consideration of $3.2 million. The company created each of Harbor Life Settlements and Settlement Benefits and acquired the above-described assets to grow and enhance the total volume of life settlement transactions the company completes and associated revenue generated for the company.

Operating Results

Fiscal Year Ended September 30, 2024 and Fiscal Yead Ended September 30, 2023

We operate on a fiscal year ending on September 30th. Set forth below is a discussion of our operating results for the year ended September 30, 2024 and for the year ended September 30, 2023.

Total revenue for the fiscal year ended September 30, 2024 was $1.2 million compared to $1.4 million in the prior period. During the fiscal year ended September 30, 2023, two life insurance policies matured for approximately $813,000. The two policy maturities represent 59% of revenue for the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2024, we received $44,009 for policy maturities representing 4% of total revenue.  We increased the number of provider fee transactions by 79%.  For the fiscal year ended September 30, 2024, we completed 61 provider fee settlements compared to 34 during the fiscal year ended September 30, 2023. Provider fee revenue increased by $390,391, a 118% increase from prior year provider fee revenue. The year over year increase is attributable to process changes in the evaluation of opportunities through an improved health questionnaire, and increased efficiencies to identify quality leads.

Total expenses for the fiscal year ended September 30, 2024 were $6.9 million as compared to fiscal year ended September 30, 2023 of $5.5 million. The increase was primarily related to:

•	Increase in professional fees (increase of $411,076) compared to the fiscal year ended September 30, 2023 due to expenses incurred relating to business acquisitions; and

•

Increase in syndication costs (increase of $230,641) compared to the fiscal year ended September 30, 2023 as the Initial Offering closed in December 2023, and costs are no longer being capitalized as well as expenses incurred reviewing a potential follow-on offering of our indebtedness (a “Follow-On Offering”); and

•

Increase in customer acquisition costs (increase of $173,469) compared to the fiscal year ended September 30, 2023, as a result of increasing cost effective direct advertising methods based on results of fiscal year 2023 marketing data; and

•

Decrease in payroll related costs (decrease of $397,185) compared to the fiscal year ended September 30, 2023, as a result of a decrease in headcount due to the implementation of operational efficiencies; and

•

Increase in depreciation & amortization expense (increase of $87,661) due to the Company electing to allocate depreciation expense from LHLS to the Company beginning in the fiscal year ending September 30, 2024.

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Net Loss for the fiscal year ended September 30, 2024 was $8.4 million as compared to net loss of $6.7 million for the fiscal year ended September 30, 2023.

Liquidity and Capital Resources

Short- Term Liquidity

We had a net loss of $8.4 million and had negative cash flows from operations of $6.1 million for the fiscal year ended September 30, 2024. As a result, we are currently funding our operations from debt and contributions from our sole member. Our sole member has previously funded the Company’s operations using funds from financings and allocates operational expenses to the Company. We anticipate funding our future operations using the proceeds of a potential follow-on offering of our indebtedness (a “Follow-On Offering”), or contributions of capital of the sole parent resulting from equity or other investments in the sole parent.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. However, as we continue to grow, we expect that this volatility will decline, and the predictability will increase.

Our short- and long-term liquidity requirements primarily consist of operating expenses, consideration pursuant to the Asset Purchase Agreements with Harbor and SBA and repayment of indebtedness, comprised primarily of our Initial Bonds. We expect to meet our liquidity requirements through a combination of net cash provided by operations, the remaining proceeds from the offering of the Initial Bonds, net proceeds (if any) from a Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. We have available financing support to the extent necessary to meet its obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements.

On July 2, 2024, the Company entered into an Asset Purchase Agreement to acquire certain assets from HLS Marketing, LLC, Harbor Life Brokerage, LLC and JGL Fusion for total consideration of $1.0 million.  On September 17, 2024, the Company entered into an Asset Purchase Agreement with Settlement Benefits Association, Inc., Synaptiq Life, Inc., and Lippman and Weiss, LLC pursuant to which the Company acquired a group of assets for total consideration of $3.2 million.  The Company’s asset and business acquisition included and may include in the future, contingent consideration that is based on the future operating performance of the acquired assets. Generally accepted accounting principles require the Company to estimate the fair value of contingent consideration when present in those transactions. The Company accounts for contingent consideration relating to acquisitions as a contingent liability and is recorded as an adjustment to purchase price as of the date of an acquisition and continually remeasures the asset or liability at each balance sheet date by recording changes in the fair value as other income or other expense in the Consolidated Statement of Operations. Ultimate settlement of contingent consideration may be for amounts that are materially different from the amounts initially recorded and may cause volatility in the Company’s Consolidated Statement of Operations. The Company has recorded $948,809 and $0 in contingent consideration as of September 30, 2024 and 2023, respectively.

There is potential for the cash flows for each reporting unit to not meet projections and estimates.  Should the cash flows be below expectations, an impairment may be recorded for the respective reporting unit. The Company will continue to evaluate the goodwill for impairment annually as of the transaction date by reviewing cash flows generated as a result of the business acquisition. Insufficient time has passed since the acquisition and most recent impairment charge to indicate that any additional risks have occurred that would indicate an additional impairment charge.

As of September 30, 2024, we raised $25.0 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s available support, to the extent necessary, from Merlion Park Trust is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the year ended September 30, 2024, we had net contributions of $10.7 million of proceeds from our sole member, LHLS. As of September 30, 2024, we have $4.1 million of capitalized costs remaining related to the Initial Bond offering. These costs are amortized over the life of the Initial Bonds.

During the fiscal year ended September 30, 2024, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and Series A-2 Preferred Stock (the “Series A-2 Preferred”). As of September 30, 2024, LHLS raised $24.6 million (inclusive of the debt exchange described below) and $6.0 million in sales of Series A-2 Preferred and Series A Preferred, respectively.

As of September 30, 2024, and September 30, 2023, our sole member, LHLS had $0 and $13.4 million, respectively, of outstanding debt. On June 10, 2024, LHLS entered into an Exchange Agreement with Brighton LH Trustees, LLC in which all outstanding notes payable due to Brighton LH Trustees, LLC were exchanged for 1,864.46 shares of Series A-2 Preferred Stock and a warrant to purchase shares of the capital stock of LHLS. As a result of the exchange agreement, all LHLS’ obligations per the note agreements were satisfied. We anticipate that distributions of cash will be made from the company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in the offering of the Initial Bonds, LHLS repaid $1.0 million, plus interest during the fiscal year ended September 30, 2021 to its senior lender. LHLS agreed with its senior lender to make prepayments on LHLS’ debt equal to one-third of the aggregate principal amount of Initial Bonds sold in the offering in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount.  During the fiscal year ended September 30, 2024 and 2023, LHLS repaid $0 on its debt as a result of the initial $25.0 million raised in the offering of the Initial Bonds. As a result of the debt-to-equity conversion described above, the prepayment agreement has terminated.

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”). The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings occurred on September 23, 2022, October 21, 2022, July 31, 2023 and October 27, 2023. The Series A Preferred has been fully funded. The Series A Preferred holder has an optional redemption at 300% of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”).  Prior to the Series A Trigger Date, the Series A holder has an optional redemption at a percentage of the original issue price per share.  Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights, as well as conversion rights and obligations.

See: https://www.sec.gov/Archives/edgar/data/1824921/000165495422012208/llc_253.htm for additional detail regarding LHLS’ Series A Preferred.

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On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50 million. LHLS may also issue up to 10,000 additional Series B Shares under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B holder has an optional redemption at 120% of the stated value after the five (5) year anniversary of the closing date. Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value. Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. We anticipate LHLS will utilize the proceeds to, in part, fund our operations. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of September 30, 2024 and 2023, LHLS had sold $1.7 million in the Series B Offering.

On June 10, 2024, LHLS and their senior lender executed an exchange agreement to provide for the exchange of the principal of all notes held by Merlion Park Trust to 1,864.46 shares of the LHLS’ Series A-2 Preferred Stock. As of June 10, 2024, the outstanding principal was $18.6 million. On June 10, 2024, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A-2 Preferred Stock. The purchase of the 600 shares of Series A-2 Preferred stock occurred on June 10, 2024. The Series A-2 Preferred holder has an optional redemption at 300% of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A-2 Trigger Date”).  Prior to the Series A-2 Trigger Date, the Series A-2 holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A-2 original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A-2 original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A-2 original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A-2 original issue price of each share may be redeemed. The Series A-2 Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred and Series B Preferred, as well as conversion rights and obligations.

Our management is not aware of any material trends or uncertainties, which may be seasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from our operations. Our capital resources will be impacted by the timing and amount of proceeds raised in any Follow-On Offering, or available to be contributed to us by LHLS as a result of capital financing activity by our sole parent. We have not yet commenced any Follow-On Offering. We cannot predict the timing and amount of the capital to be raised pursuant to any Follow-On Offering, or the timing and amount of capital that may be contributed to us by LHLS, provided that, as noted above, Merlion Park Trust has indicated it will deliver us financing support to the extent necessary to meet our obligations for at least one year from the issuance date of the financial statements included in this annual report.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of Lighthouse Life Capital.

Name	Age	Position with our Company	Director/Officer Since
Michael D. Freedman	61	Chief Executive Officer*	May 31, 2018
Andrew M. Brecher	52	Chief Operating Officer*	May 31, 2018
Jennifer Felice Breen	52	Chief Financial Officer	January 4, 2021
Adam Lippman	47	Executive Vice President, Sales and Marketing Operations	September 18, 2024
Noam Weiss	47	Executive Vice President, Sales and Marketing Operations	September 18, 2024

* Member of the board of directors.

Executive Officers and Directors

Set forth below is biographical information for LHLS executive officers and board of directors.

Michael D. Freedman is the Chief Executive Officer and a member of the board of directors. Michael has been a leader in the life settlement market for 17 years. He previously served as President of GWG Holdings, Inc. and its subsidiary life settlement provider GWG Life, LLC during which time the company became the second most active company in the industry. For 12 years prior, Michael led the life settlement market’s legal and regulatory development as head of Government Affairs at Coventry First. He was the driving force behind the passage of more than 60 state and federal laws that promote and regulate life settlements. Michael currently serves as Chairman of the Public Policy Council of the Life Insurance Settlement Association, and as the Executive Director of the Alliance for Senior Health Care Financing. Michael holds a Bachelor’s degree from the University of Albany and a Juris Doctorate degree from the University at Buffalo School of Law.

Andrew M. Brecher is the Chief Operating Officer and a member of the board of directors. Andrew has managed and directed operations and technology platforms in the life settlement market for more than 20 years. He was previously the Chief Information Officer at Coventry. While there, he was responsible for the design and implementation of the market’s first life settlement pricing and tracking system, and several other mission critical enterprise and business intelligence systems. He has extensive experience in all aspects of information technology, operations, infrastructure, and facilities management, on both domestic and international levels. Andrew is an expert in cyber security and disaster recovery and received a certification in Cyber Security Management from the Information Systems Audit and Control Association. He holds a BS from Syracuse University’s Whitman School of Management.

Jennifer Felice Breen is the Chief Financial Officer. Jennifer has over 20 years of expertise in financial services. Prior to joining the Company, Jennifer worked at Resource Real Estate in Philadelphia, PA, serving as Vice President and Chief Accounting Officer for the non-traded REIT’s for 7 years. She began her career at KPMG, LLP, where she was a Senior Manager. She has also worked in accounting and finance roles at ACE INA Holdings, Inc., Iomega Corporation, Tekni-Plex, Inc. and AC Lordi. She holds a BS in Accounting from Rider University and an Executive MBA from the Erivan K. Haub School of Business at Saint Joseph’s University.

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Adam Lippman is the Executive Vice President, Sales and Marketing Operations. Adam has over 20 years of life settlement industry experience and was a co-founder of Settlement Benefits Association (SBA) which he helped found in 2002. While he wore many hats at SBA, he primarily focused on marketing and technology systems, while also helping to oversee the negotiating, underwriting, and accounting teams. Adam holds an MBA from the University of Florida, where he also served as a mentor in the program.

Noam Weiss is the Executive Vice President, Sales, and Marketing Operations. Noam is a serial entrepreneur with more than 20 years of experience in the life settlement industry. He co-founded Settlement Benefits Association (SBA) in 2002, and was responsible for negotiating life settlement offers, closing transactions, and overseeing the sales team. Under his leadership, SBA became a nationally recognized Life Settlement company, reviewing nearly $8 billion in net death benefit and helping close over 1,000 policies. Beyond his work in life settlements, Noam is a member of The Young Professionals of Wellington, serves on the School Advisory Committee as a business member, and has been a subject matter expert published in the Wall Street Journal, Society of Financial Service Professionals, Agent Sales Journal, Ethics.net and Florida Trends.

Set forth below is compensation information regarding LHLS’ three highest paid executive officers and directors during our 2024 fiscal year. We do not directly pay LHLS’ executive officers and directors; however a percentage of their salaries are allocated to the Company.

Director and Executive Compensation Name	Capacities in which compensations was received(1)	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Michael D. Freedman	Chief Executive Officer	$299,000	$50,000	$349,000
Andrew M. Brecher	Chief Operating Officer	$299,000	$50,000	$349,000
Matt Mracek	Vice President, Policy Acquisition and Trading	$263,750	$-	$263,750

(1) Matt Mracek, former Vice President, Policy Acquisition and Trading, received total cash compensation of $263,750 for the fiscal year end 2024.

Item 4. Security Ownership of Management and Certain Security Holders

Security Ownership of Certain Beneficial Owners (10% or more)*

	Name and Address of	Amount and Nature of Beneficial
	Beneficial	Ownership	Percent of
Title of Class	Owner****	Acquirable	Class	Owned	Acquirable
Common stock	Michael D. Freedman	1,012	44.2%	100%	0%
Common stock	Andrew M. Brecher	844	36.8%	100%	0%
Preferred Series A	Brighton LH Trustees, LLC***	600	100.0%	100%	0%
Preferred Series A-2	Brighton LH Trustees, LLC***	2,464	100.0%	100%	0%

* Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

** LHLS owns 100% of our membership interests. LHLS is managed by its board of directors, which currently consists of Michael Freedman and Andrew Brecher. The board of directors of LHLS has the voting and investment control of our membership interests held by LHLS.

*** The address of Brighton LH Trustees, LLC is 350 5th Ave #3100, New York, NY 10016

**** Unless listed, the address for each individual is 1100 E. Hector Street, Suite 415, Conshohocken, PA 19428.

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Item 5. Interest of Management and Others in Certain Transactions

We anticipate that distributions of cash may be made from us to LHLS in accordance with our operating agreement, in amounts as determined by LHLS, as our sole member, and that such amounts will be at least sufficient to pay the overhead expenses and other liabilities of LHLS. Conversely, we anticipate LHLS may make contributions to us from the proceeds of equity issued by LHLS and other financings in order to fund our operations. During the fiscal years ended September 30, 2024 and September 30, 2023, we had $10.7 million and 3.0 million, respectively of net contributions to LHLS. Operating expenses of LHLS are allocated among the subsidiaries.

During the fiscal year ended September 30, 2024 and 2023, we received provider fee revenue from a funder, Silver Oaks LLC, which is owned and operated by LHLS’s Executive Vice President, Policy Acquisition and Trading, Matt Mracek. During the year ended September 30, 2024, we originated one life insurance policy, with a death benefit of $800,000, which Silver Oaks, LLC purchased. Terms of the purchase include a marketing fee in which the Company earned a percentage of the net profits upon resale of the policy by Silver Oaks, LLC. On April 15, 2024, the policy was resold, and we received a marketing fee of $72,800. During the year ended September 30, 2023, we originated three life insurance policies, with a combined death benefit of $400,000, which  Silver Oaks, LLC purchased. During the fiscal year ended September 30, 2024 and 2023, we received provider fee revenue of $96,400 and $19,100, respectively from Silver Oaks, LLC. As of both September 30, 2024 and 2023, we had no receivables due from Silver Oaks LLC.

Item 6. Other Information

 Michael Freedman, Andrew Brecher, Bryant Park Capital, LLC, each applicable trust series of Merlion Park Trust, and Brighton LH Trustees, LLC (collectively, the “Securityholders”) around bound by the terms of the Amended and Restated Securityholders’ Agreement dated June 10, 2024 (the “Securityholders’ Agreement”). The Securityholders’ Agreement addresses board composition, director election and removal, board observer appointment, and voting on various matters. As of September 2024, Brighton LH Trustees, LLC, on behalf of Merlion Park Trust, currently holds a majority of Preferred Shares of LHLS, and may nominate 3 Board members of LHLS—constituting a majority of the Board.

8

Item 7. Financial Statements

Lighthouse Life Capital, LLC and subsidiaries (a Delaware limited liability company)

Consolidated Financial Statements September 30, 2024 and 2023

F-1

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of

Lighthouse Life Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lighthouse Life Capital, LLC and Subsidiaries (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of operations, member’s deficit and cash flows for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”).  In our opinion,based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

As described in Note 8 to the consolidated financial statements:

On July 2, 2024 the Company acquired certain assets from HLS Marketing, LLC, Harbor Life Brokerage, LLC and JGL Fusion (“Harbor Life”). As a result of the transaction, the Company acquired intangible assets in the form of the rights to certain trade names and internet domains. The transaction was accounted for as an asset acquisition, and, as such, the purchase price was allocated to intangible assets.  The purchase price included an initial cash payment and contingent consideration.

On September 17, 2024 the Company entered into an asset purchase agreement with Settlement Benefits Association, Inc., Synaptiq Life, Inc., and Lippman and Weiss, LLC (“SBA”).  The transaction was accounted for as a business combination in accordance with ASC 805 Business Combinations.  The purchase price included an initial cash payment, deferred cash payment, warrants for common stock of the Company’s sole member (LHL Strategies, Inc.) and contingent consideration.

We identified the accounting for the Harbor Life and SBA transactions, including the valuation of the intangible assets acquired and consideration paid as a critical audit matter due to the audit effort relating to the following:

•	The determination of the fair value of the intangible assets, LHL Strategies, Inc. warrants and contingent consideration liabilities requires management to make significant estimates and assumptions related to valuation approaches, forecasted revenue, referral and commission rates, exercise price, useful lives, comparable companies, tax rates, royalty rates, discount rates, time to liquidity, volatility, dividend yield, risk-free rate and discounts for lack of marketability. Such estimates and assumptions were challenging to test as they required forward looking assumptions with a high degree of subjectivity.
•	Complexity in the identification of assets acquired and consideration paid in connection with the acquisitions.
•	Complexity in evaluating whether the acquisitions met the definition of a business.
•	The extent of specialized skill and knowledge and consultation outside of the engagement team required to assess the appropriateness of management’s valuation assumptions and accounting conclusions.
•	The Company recognized an impairment charge relating to the Harbor Life acquired assets during the year.

F-3

Our principal audit procedures related to the assessment of the accounting for the Harbor Life and SBA transactions, including the valuation of the intangible assets acquired and consideration paid, included the following:

•	We evaluated management’s determinations of the assets acquired, liabilities assumed and consideration paid in connection with the acquisitions for reasonableness.
•	We evaluated management’s significant accounting policies related to accounting for business combinations, asset acquisitions, intangible assets, impairment and contingent consideration for reasonableness.
•	We evaluated management’s assessment of impairment triggering events and related accounting conclusions for reasonableness.
•	We obtained an understanding and evaluated the reasonableness of management’s forecasts of future revenue by applying procedures to test the financial inputs used in the income approach, including sensitizing management’s cash flow forecasts.
•	We involved our firm’s valuation professionals, with specialized skills and knowledge, who assisted in assessing assumptions utilized to value the intangible assets, LHL Strategies, Inc. warrants and contingent consideration liabilities. Such assumptions that were evaluated by the engagement team and firm’s valuation professionals included the appropriateness of valuation approaches, forecasted revenue, referral and commission rates, exercise price, useful lives, comparable companies, tax rates, royalty rates, discount rates, time to liquidity, volatility, dividend yield, risk-free rate and discounts for lack of marketability.
•	We involved our firm’s subject-matter-experts, with specialized skills and knowledge, who assisted in assessing the Company’s technical accounting conclusions in connection with the acquisitions.
•	We tested the existence, completeness and valuation of the assets acquired and liabilities assumed, to assess the consideration paid reconciliations.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Philadelphia, PA

March 7, 2025

F-4

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Balance Sheets

	September 30, 2024	September 30, 2023
ASSETS
CURRENT ASSETS
Cash & Cash Equivalents	$453,885	$338,396
Accounts Receivable	151,350	99,423
Prepaid Expenses	33,517	122,323
Life Insurance Policies, at Investment Method	132,846	79,362
TOTAL CURRENT ASSETS	771,598	639,504

OTHER ASSETS
Collateral Deposit	100,000	100,000
Restricted Cash	1,047,177	998,849
Goodwill	3,055,068	-
Intangible Assets, net of amortization of $1,000	159,000	-
TOTAL OTHER ASSETS	4,361,245	1,098,849

TOTAL ASSETS	$5,132,843	$1,738,353

LIABILITIES

CURRENT LIABILITIES
Accrued Expenses	$256,535	$4,540
Accrued Interest, Beacon Bonds	152,040	160,547
Accounts Payable	733,858	51,305
Due to Related Parties	371	-
Current Portion Beacon Bonds, net	5,934,107	3,432,292
Current Portion Contingent Consideration	361,332	-
TOTAL CURRENT LIABILITIES	7,438,243	3,648,684

LONG-TERM LIABILITIES
Beacon Bonds, net	15,469,642	18,728,616
Contingent Consideration	587,477	-

TOTAL LIABILITIES	$23,495,362	$22,377,300

COMMITMENTS AND CONTINGENCIES (SEE NOTE 4)

MEMBER'S DEFICIT

MEMBER’S DEFICIT	$(18,362,519)	$(20,638,947)
TOTAL MEMBER'S DEFICIT	(18,362,519)	(20,638,947)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$5,132,843	$1,738,353

See accompanying notes and independent auditors' report

F-5

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Operations

	For the year ended	For the year ended
	September 30, 2024	September 30, 2023

REVENUES
Provider Fees	$722,074	$331,683
Policy Resale Net Proceeds	67,089	224,518
Trading Trust Fees	384,949	863,551

TOTAL REVENUES	1,174,112	1,419,752

OPERATING EXPENSES
Compensation	2,438,574	2,835,759
Policy Premium	-	13,595
Professional Fees	794,567	383,491
Regulatory Expenses	42,917	52,449
Customer Acquisition Costs	1,601,753	1,428,284
IT Fees	404,079	369,727
Occupancy	50,642	102,288
Business Insurance	76,318	72,418
Travel & Entertainment	14,611	20,075
General & Administrative	40,980	67,156
Depreciation & Amortization	87,661	-
Underwriting Expense	146,408	146,021
Syndication Costs	230,641	-
Impairment Loss	980,524	-
TOTAL OPERATING EXPENSES	6,909,675	5,491,263

LOSS FROM OPERATIONS	(5,735,563)	(4,071,511)

OTHER INCOME (EXPENSE)
Gain on Redemption of Beacon Bond	26,800	17,510
Interest Income	38,974	29,242
Interest Expense	(2,771,972)	(2,723,016)
TOTAL OTHER EXPENSE	(2,706,198)	(2,676,264)

NET LOSS	$(8,441,761)	$(6,747,775)

See accompanying notes and independent auditors' report

F-6

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Member's Deficit

	For the year ended	For the year ended
	September 30, 2024	September 30, 2023

Beginning balance, Member’s Deficit	$(20,638,947)	$(16,908,091)

Contributions, net	10,718,189	3,016,919

Net loss	(8,441,761)	(6,747,775)

Ending balance, Member’s Deficit	$(18,362,519)	$(20,638,947)

See accompanying notes and independent auditors' report

F-7

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Statements of Cash Flows

	For the year ended	For the year ended
	September 30, 2024	September 30, 2023
Cash flows from operating activities:
Net loss	$(8,441,761)	$(6,747,775)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of Bond Issuance Costs	890,347	845,650
Amortization of Intangible Assets	1,000	-
Impairment of Intangible Assets	980,524	-
Gain on Redemption of Beacon Bond	(26,800)	(17,510)
Changes in operating assets and liabilities:
Accounts Receivable	(51,927)	(12,478)
Expense Reimbursements Receivable	-	5,400
Life Insurance Policies, at Investment Method	(53,484)	(79,362)
Prepaid Expenses	88,806	24,236
Accrued Expenses	251,995	(102,297)
Accrued Interest	(8,507)	23,688
Accounts Payable	282,553	21,773
Due to Related Party	371	-
Net cash used in operating activities	(6,086,883)	(6,038,675)

Cash flows from investing activities:
Acquisition of Intangible Assets from HLS	(793,337)	-
Acquisition of Business	(1,975,000)	-
Net cash used in investing activities	(2,768,337)	-

Cash flows from financing activities:
Net proceeds from Beacon Bonds	165,494	3,060,466
Redemptions of Beacon Bonds	(353,200)	(188,490)
Maturity of Beacon Bonds	(1,433,000)	-
Capital Contributions, net	10,639,743	3,016,919
Net cash provided by financing activities	9,019,037	5,888,895

Net increase (decrease) in cash and cash equivalents and restricted cash	163,817	(149,780)
Cash and Cash Equivalents and Restricted Cash at the beginning of period	1,337,245	1,487,025
Cash and Cash Equivalents and Restricted Cash at the end of period	$1,501,062	$1,337,245

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash and Cash Equivalents	$453,885	$338,396
Restricted Cash	1,047,177	998,849
Total Cash and Cash Equivalents and Restricted Cash	$1,501,062	$1,337,245

Cash paid during the period for interest	$1,890,133	$1,853,679

Non cash Investing and Financing Transactions
Contingent Consideration for purchase of Intangible Assets from HLS	$227,187	$-
Contingent Consideration for Business Acquisition	$721,622	-
Non-cash Capital Contribution from LHLS of warrants for Common Stock of LHLS issued for Business Acquisition	$78,446	$-
Deferred Guaranteed Amount for Business Acquisition	$400,000	$-

See accompanying notes and independent auditors' report

F-8

Lighthouse Life Capital, LLC and subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2024 and 2023

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company. Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020. Harbor Life Settlements, LLC was formed in Delaware pursuant to a Certificate of Formation on June 14, 2024. Settlement Benefits Holdings, LLC was formed in Delaware pursuant to a Certificate of Formation on August 5, 2024.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $8.4 million for the fiscal year ended September 30, 2024. The Company’s net loss was $6.7 million for the fiscal year ended September 30, 2023.

Our short and long term liquidity requirements primarily consist of operating expenses, consideration pursuant to the Asset Purchase Agreements with Harbor and SBA and repayment of indebtedness, comprised primarily of our Initial Bonds. We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds (if any) from a Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet the Company’s obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements. The Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50.0 million in aggregate, of its Class A Bonds, and its Class B Bonds. As of September 30, 2024, beacon bonds, net total $21.4 million. As of September 30, 2024, $5.9 million of beacon bonds, net are recorded in short term liabilities. The total short term beacon bonds are comprised of Class B Bonds reaching maturity and Class A Bonds to be redeemed. On December 30, 2020, the offering was qualified by the SEC and requalified by the SEC on February 1, 2022 and January 9, 2023, and we continued offering the Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of September 30, 2024, the Company raised $25.0 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s available support, to the extent necessary, from Merlion Park Trust is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the fiscal year ended September 30, 2024, the Company has net contributions of $10.7 million from our sole member, LHLS. During the fiscal year ended September 30, 2023, the Company had net contributions of $3.0 million from our sole member, LHLS.

As of September 30, 2024, and September 30, 2023, our sole member, LHLS had $0 and $13.4 million, respectively, of outstanding debt. On June 10, 2024, LHLS entered into an Exchange Agreement with Brighton LH Trustees, LLC in which all outstanding notes payable due to Brighton LH Trustees, LLC were exchanged for 1,864.46 shares of Series A-2 Preferred Stock and a warrant to purchase a class or series of preferred stock issued by the Company in the next preferred stock series issued by the Company. As a result of the exchange agreement, all LHLS’ obligations per the note agreements were satisfied. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

During the fiscal year ended September 30, 2024, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and Series A-2 Preferred Stock (the “Series A-2 Preferred”). As of September 30, 2024, LHLS raised $6.0 million and $24.6 million (inclusive of the debt exchange described below) in sales of Series A Preferred and Series A-2 Preferred, respectively.

F-9

Note 1. Nature of Operations (continued)

As a result of the initial $3.0 million raised in the offering of the Initial Bonds, LHLS repaid $1.0 million, plus interest during the fiscal year ended September 30, 2021 to its senior lender. LHLS agreed with its senior lender to make prepayments on LHLS’ debt equal to one-third of the aggregate principal amount of Initial Bonds sold in the offering in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount.  During the fiscal year ended September 30, 2024 and 2023, LHLS repaid $0 on its debt as a result of the initial $25.0 million raised in the offering of the Initial Bonds.

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”). The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings for the remaining $5 million occurred on September 23, 2022, October 21, 2022, July 31, 2023 and October 27, 2023. The Series A Preferred holder has an optional redemption at 300% of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the "Series A Trigger Date”).  Prior to the Series A Trigger Date, the Series A holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights, as well as conversion rights and obligations.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50.0 million. LHLS may also issue up to 10,000 additional Series B Shares under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B holder has an optional redemption at 120% of the stated value after the five (5) year anniversary of the closing date.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of September 30, 2024, LHLS had sold $1.7 million in the Series B Offering.

On June 10, 2024, LHLS’ senior lender executed an exchange agreement of 1,864.46 shares of the LHLS’ Series A-2 Preferred Stock for the outstanding principal of all notes held by Merlion Park Trust. As of June 10, 2024, the outstanding principal was $18.6 million.  On June 10, 2024, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A-2 Preferred Stock. The purchase of the 600 shares of Series A-2 Preferred stock occurred on June 10, 2024. The Series A-2 Preferred holder has an optional redemption at 300% of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A-2 Trigger Date”).  Prior to the Series A-2 Trigger Date, the Series A-2 holder has an optional redemption at a percentage of the original issue price per share.  Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A-2 original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A-2 original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A-2 original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A-2 original issue price of each share may be redeemed.  The Series A-2 Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred and Series B Preferred, as well as conversion rights and obligations.

F-10

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of LHL and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides distributions to LHLS which are then utilized to fund operational expenses allocated to the Company and its subsidiaries as contributions. As such, the Company discloses contributions and distributions as a net amount. LHLS financial statements are not included in the consolidated financial statements of LHL. As of September 30, 2024, LHLS has total cash of $665,537, total assets of $1.2 million and total liabilities of $917,736 exclusive of investment in the Initial bonds and warrants issued pursuant to the Exchange Agreement. As of September 30, 2023, LHLS has total cash of $879,241, total assets of $1.4 million and total liabilities of $14.4 million, which excludes their investment in the Company.

Cash and Cash Equivalents

Cash and cash equivalents represent cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in cash and cash equivalents as of September 30, 2024 and September 30, 2023 is $152,040 and $160,548, respectively, of cash which is reserved for the payment of bond interest expense.

The Company also has restricted cash of $1.0 million and $998,849 as of September 30, 2024 and September 30, 2023, which is restricted for bond service and state licensing requirements.

Revenue Recognition

The Company typically earns revenue primarily through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow.

The Company also earns revenue through the sale of policies on the tertiary market. Revenue from the sale of life insurance policies is recognized as of the risk transfer date. Additional revenue can be earned if a policy matures prior to being transferred to the customer.

Trading Trust

The Company has an agreement with Brighton LH Trustees, on behalf of Merlion Park Trust (“Merlion Park Trust”) to identify life insurance policies for potential purchase by a Trading Trust (the “Trading Trust”). The Company earns a fee for each policy purchased by the Trading Trust.  In addition, the Company may earn an additional fee equal to 50% of any excess proceeds resulting from policies which were sold or matured. The excess fee, if any, is calculated as 50% of all proceeds received from a policy sale or maturity, less the purchase amount paid by the Trading Trust and all Trading Trust expenses incurred for the relevant policy. Trading trust expenses could include; ordering and updating medical records, third-party life expectancy reports, costs incurred in executing purchase agreements, policy premiums, as well as a return of 8% annum on policy purchase price and trading expenses. Any excess proceeds that are calculated to be a negative amount may be deducted from future excess fees to be payable to the Company, if any. Total excess proceeds are to be paid on a quarterly basis. Trading fee revenue from transactions with the Trading Trust are recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow, which includes an estimate of the excess proceeds.

F-11

Note 2. Summary of Significant Accounting Policies (continued)

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company is excluded from the scope of ASU 2014-09, Topic 606, as revenues are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposit and Letter of Credit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida. As of both September 30, 2024 and September 30, 2023, the Company had $100,000 as a collateral deposit with the State of Florida.

As a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois, a licensee is required to demonstrate evidence of financial responsibility equal to $125,000 through either a surety bond executed and issued by an insurer authorized to issue surety bonds in this State or a deposit of cash, certificates of deposit or securities or any combination thereof, or irrevocable letter of credit. As a result, the Company maintains $125,000 in a reserve account as collateral for a letter of credit. As of September 30, 2024 and September 30, 2023, the company had $125,672 and $125,358 respectively, in restricted cash relative to the state of Illinois letter of credit.

As a condition to be licensed by the state of New Jersey to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of New Jersey, a licensee is required to deposit $125,000 in a custodial deposit account for the benefit of the New Jersey Department of Banking and Insurance ("DOBI"), and maintain that for as long as the license is valid. As a result, the Company maintains a $131,617 deposit account for the benefit of the state of New Jersey DOBI. As of September 30, 2024 and September 30, 2023, the Company had $131,617 and $127,775, respectively, in restricted cash relative to the state of New Jersey deposit.

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with the issuance of the beacon bonds. In accordance with FASB ASU 2015-03, Interest Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the balances sheet as a direct reduction of the associated debt balance.

F-12

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely -than -not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

Advertising Costs

Advertising costs of $1.2 million for the fiscal year ended September 30, 2024, were expensed as incurred and are included in customer acquisition costs in the consolidated statements of operations. Advertising costs of $1.3 million for the year ended September 30, 2023, were expensed as incurred and are included in customer acquisition costs in the consolidated statements of operations.

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock based awards is recognized as expense over the requisite service period using the straight line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s equity on the date of grant. Forfeitures are recognized as they occur.

Investment in Life Insurance Policies

ASC 325-30, Investments in Insurance Contracts, permits a reporting entity to account for its investments in life insurance policies using either the investment method or the fair value method. The Company has elected to use the investment method. Under the Investment method, the Company records the value of the policy as the direct sale price, inclusive of all direct external fees and costs associated with the purchase. All costs associated with keeping the policy enforced are also capitalized. Upon sale of the policy, a gain is recognized as revenue.

F-13

Note 2. Summary of Significant Accounting Policies (continued)

Asset Acquisition and Business Combination Accounting

In accordance with authoritative guidance issued by the FASB that clarifies the definition of a business, when the Company executes an acquisition, it will perform an initial screening test as of the acquisition date that, if met, results in the conclusion that the set of activities and assets is not a business. If the initial screening test is not met, the Company evaluates whether the set of activities is a business based on whether there are inputs and a substantive process in place. The definition of a business impacts whether the Company consolidates an acquisition under business combination guidance or asset acquisition guidance.

When the Company acquires assets and liabilities deemed to be an asset acquisition, the fair value of the purchase consideration, including the transaction costs of the asset acquisition, is assumed to be equal to the fair value of the net assets acquired. The purchase consideration, including the transaction costs, is allocated to the individual assets and liabilities assumed based on their relative fair values. Transaction costs associated with asset acquisitions are capitalized as part of the costs of the group of assets acquired.

When the Company acquires assets and liabilities deemed to be a business combination, the acquisition method is applied. Goodwill is measured as the fair value of the consideration transferred less the net recognized fair value of the identifiable assets acquired and the liabilities assumed, all measured at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, such as finders’ fees, legal fees, due diligence fees and other professional and consulting fees are expensed as incurred.

Goodwill is analyzed at the reporting unit level.  The Company’s reporting units are an aspect of the business with financial information which is available and reviewed regularly by management. Determining the fair value of its reporting units is subjective in nature and involves the use of significant estimates and assumptions, including projected net cash flows.

The Company will continue to evaluate the goodwill for impairment annually as of the transaction date by reviewing cash flows generated as a result of the business acquisition. Insufficient time has passed since the acquisition and most recent impairment charge to indicate that any additional risks have occurred that would indicate an additional impairment charge. In the event the fair value is less than the carrying value, further testing is required to determine the amount of impairment, if any. If there is an impairment in the goodwill of any reporting unit, it is written down and charged to earnings in the period of the test.

The Company reviews goodwill for impairment annually as of the transaction date or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. The Company determined that there was no impairment of goodwill for the year end September 30, 2024.

Business Acquisitions

Business acquisitions are accounted for in accordance with FASB ASC 805 “Business Combinations”. FASB ASC 805 requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable tangible and intangible assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase.

Intangible Assets, net

Intangible assets consist of acquired intellectual property. In accordance with ASC 350, “Intangibles—Goodwill and Others,” goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

Intangible assets with determinate lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortizable intangible assets generally are amortized on a straight-line basis over periods up to 120 months. The costs to periodically renew our intangible assets are expensed as incurred.

Impairment of Long-Lived Assets

The Company periodically evaluates long-lived assets (intangible assets) for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, the Company compares the carrying amount of the asset groups to the estimated future undiscounted cash flows expected to be generated by the asset groups. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived asset unless another method provides a more reliable estimate. If an impairment loss is recognized, the adjusted carrying amount of a long-lived asset is recognized as a new cost basis of the impaired asset. Impairment loss is not reversed even if fair value exceeds carrying amount in subsequent periods. The Company determined there was a $980,524 impairment of intangible assets for the year end September 30, 2024.

Contingent Liabilities

The Company’s asset and business acquisitions included and may include in the future, contingent consideration that is based on the future operating performance of the acquired assets. Generally accepted accounting principles require the Company to estimate the fair value of contingent consideration when present in those transactions. The Company accounts for contingent consideration relating to acquisitions as a contingent liability and is recorded as an adjustment to purchase price as of the date of an acquisition and continually remeasures the asset or liability at each balance sheet date by recording changes in the fair value as other income or other expense in the Consolidated Statement of Operations. Ultimate settlement of contingent consideration may be for amounts that are materially different from the amounts initially recorded and may cause volatility in the Company’s Consolidated Statement of Operations.

F-14

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision marker ("CODM"), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

In December 2023, FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (ASC 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose income tax payments to international, federal, state and local jurisdictions, among other changes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

In March 2024, FASB issued ASU 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”).  ASU 2024-01 adds an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The amendments in ASU 2024-01 are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The amendments in this ASU should be applied either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. If the amendments are applied retrospectively, an entity is required to provide the disclosures in paragraphs 250-10-50-1 through 50-3 in the period of adoption. If the amendments are applied prospectively, an entity is required to disclose the nature of and reason for the change in accounting principle. ASU 2024-01 is not expected to have a significant impact to the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements” (“ASU 2024-02”). In March 2024, the FASB issued ASU 2024-02 to remove references to various FASB Concepts Statements. The Board has a standing project on its agenda to address suggestions received from stakeholders on the Accounting Standards Codification and other incremental improvements to GAAP. This effort facilitates Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements. ASU 2024-02 is effective for annual periods beginning after December 15, 2024. Although early adoption is permitted for any fiscal year or interim period for which financial statements have not yet been issued. ASU 2024-02 should be applied either retrospectively to all prior periods presented in the financial statements or prospectively to all new transactions recognized on or after the date that the entity first applies the amendments. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the consolidated financial statements.  The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027.  Early adoption is permitted.  The guidance is to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements.  We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

F-15

Note 3. Life Insurance Policies

As of September 30, 2024 and 2023, the Company held ten and three, respectively, of life insurance policies, which it intends to resell. As of September 30, 2024 and 2023, the carrying value of these policies was $132,846 and $79,362, respectively, with a total net death benefit of $2.1 million and $700,000, respectively. Estimated premium payments and servicing fees required to maintain our current portfolio of life insurance policies in force, for the next five years, assuming no mortalities, are as follows:

	Premiums	Servicing	Total
2025	$24,202	$6,000	$30,202
2026	9,865	6,000	15,865
2027	21,036	6,000	27,036
2028	21,294	6,000	27,294
2029	24,313	6,000	30,313
	$100,710	$30,000	$130,710

A Summary of our policies organized according to their life expectancy dates, grouped by year, as of the reporting date, is as follows:

	As of September 30, 2024			As of September 30, 2023
	Number of Policies	Carrying Value	Face Value	Number of Policies	Carrying Value	Face Value
2025	-	$-	$-	-	$-	$-
2026	-	-	-	-	-	-
2027	-	-	-	-	-	-
2028	-	-	-	-	-	-
2029	-	-	-	-	-	-
Thereafter	10	132,846	2,122,316	3	79,362	700,000
Totals	10	$132,846	$2,122,316	3	$79,362	$700,000

Note 4. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Letter of Credit

As of September 30, 2024, the Company has an unused letter of credit in the amount of $125,000, which was issued as a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois. A licensee is required to demonstrate evidence of financial responsibility equal to $125,000. As a result, the Company maintains $125,000 in a reserve account as collateral for the letter of credit. As of September 30, 2024 and 2023, the Company had $125,672 and $125,358, respectively, in restricted cash.

Contingent Consideration

The Company’s asset and business acquisition included and may include in the future, contingent consideration that is based on the future operating performance of the acquired assets. Generally accepted accounting principles require the Company to estimate the fair value of contingent consideration when present in those transactions. The Company accounts for contingent consideration relating to acquisitions as a contingent liability and is recorded as an adjustment to purchase price as of the date of an acquisition and continually remeasures the asset or liability at each balance sheet date by recording changes in the fair value as other income or other expense in the Consolidated Statement of Operations. Ultimate settlement of contingent consideration may be for amounts that are materially different from the amounts initially recorded and may cause volatility in the Company’s Consolidated Statement of Operations. The Company has recorded $948,809 and $0 in contingent consideration as of September 30, 2024 and 2023, respectively.

F-16

Note 5. Related Party Transactions

LHLS has historically been responsible for financing the Company’s operations and indirectly paid a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by the Member consisted of the following:

	For the year ended September 30,
	2024	2023
Salary expense	$2,143,089	$2,472,334
Insurance and benefits	151,640	183,035
Payroll taxes	143,845	180,390
Total compensation expense	$2,438,574	$2,835,759

During the fiscal year ended September 30, 2024 and 2023, the Company received provider fee revenue from a funder, Silver Oaks LLC, which is owned and operated by the LHLS’ Executive Vice President, Policy Acquisition and Trading, Matt Mracek. During the year ended September 30, 2024, the Company originated one life insurance policy, with a death benefit of $800,000, which Silver Oaks, LLC purchased. Terms of the purchase include a marketing fee in which the Company earned a percentage of the net profits upon resale of the policy by Silver Oaks, LLC. On April 15, 2024, the policy was resold, and the Company received a marketing fee of $72,800. During the year ended September 30, 2023, the Company originated three life insurance policies, with a combined death benefit of $400,000, which Silver Oaks, LLC purchased. During the fiscal year ended September 30, 2024 and 2023, the Company received provider fee revenue of $96,400 and $19,100, respectively from Silver Oaks, LLC. As of both September 30, 2024 and 2023, the Company had no receivables due from Silver Oaks LLC.

During the fiscal year ended September 30, 2024, the Company received revenue from Merlion Park Trust, who also acts as a lender to LHLS as well as an investor in the Series A preferred stock and Series A-2 preferred stock. During the year ended September 30, 2024, the Company originated 27 life insurance policies, with a combined death benefit of $15.9 million for Merlion Park Trust. During the fiscal year ended September 30, 2024, the Company only originated policies to the Trading Trust for Merlion Park resulting in the Company receiving trading trust fees instead of provider fees. During the fiscal year ended September 30, 2024 and 2023, the Company received provider fee revenue of $0 and $168,400, respectively from Merlion Park Trust. During the fiscal year ended September 30, 2024 and 2023, the Company received trading trust fee revenue of $384,949 and $863,551, respectively from Merlion Park Trust. As of September 30, 2024 and 2023, the Company had $151,350 and $33,000, respectively, in receivables from Merlion Park Trust. As of both September 30, 2024 and 2023, the Company had no payables to Merlion Park Trust.

On November 3, 2023, LHLS purchased 824 shares of Class A Bonds (defined herein) for $762,150 from an investor. LHLS purchased the shares for the purpose of selling the bonds prior to the maturity date. During the year ended September 30, 2024, LHLS sold 772 shares to third party investors. As of September 30, 2024, LHLS held 52 shares. During the year ended September 30, 2024 and 2023 the Company paid LHLS interest of $40,941 and $0, respectively. As of September, 2024 and September 30, 2023, the Company has $371 and $0, respectively, due to LHLS for bond interest.

Note 6. Beacon Bonds and other Long Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Initial Bonds” at a price of $1,000 per Bond. Sale of the Class B Bonds will be limited to a maximum of $30 million. On December 30, 2020, the offering was qualified by the SEC and re- qualified by the SEC February 1, 2022 and January 9, 2023 and continued offering the Initial Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of the termination of the offering of the Initial Bonds, the Company sold 16,842 Class A Bonds and 8,199 Class B Bonds for an aggregate of approximately $25.0 million in gross proceeds. Gross bond sales by Class as of September 30, 2024 and September 30, 2023 are as follows:

	September 30, 2024	September 30, 2023
Class A 8.5% senior beacon bonds	$16,625,000	$16,567,000
Class B 6.5% senior beacon bonds	6,397,000	7,975,000
Total senior beacon bonds	$23,022,000	$24,542,000

The Initial Bonds are offered serially over a maximum period of three years starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series.

F-17

Note 6. Beacon Bonds and other Long Term Debt (continued)

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, in the case of the Class B Bonds.

The Initial Bonds were issued pursuant to an Indenture, dated February 3, 2021 and supplemented by that First Supplemental Indenture dated February 17, 2021 and that Second Supplemental Indenture dated December 21, 2022 (the “Indenture”), between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Initial Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Initial Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Initial Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Initial Bonds. As of September 30, 2024 and 2023 the bond reserve account had a balance of $789,888 and $745,715, respectively. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes for one year following the termination of the initial offering.

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (I) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem Initial Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Initial Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Initial Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit.  As of September 30, 2024, the Company has redeemed a total of $217,000 Class A Bonds and $369,000 Class B Bonds. As of September 30, 2024, the Company had redemption requests for 985 and 65 bonds of Class A and Class B bonds, respectively, outstanding. All redemption requests are included in the current portion of beacon bonds, net.

The Initial Bonds may be redeemed at the Company’s option at no penalty. If the Initial Bonds are renewed for an additional term, the Company may redeem the Initial Bonds at any time during such renewal period. The Company or the trustee will be required to offer to repurchase the Initial Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Bonds, plus any accrued but unpaid interest.

As of September 30, 2024, the Company had raised $25.0 million, in gross proceeds from the sale of the Initial Bonds. During the fiscal year ended September 30, 2024, the Company had net contributions of $10.7 million from our sole member, LHLS. During the fiscal year ended September 30, 2023, the Company had net contributions of $3.0 million from our sole member, LHLS. As of September 30, 2024, and 2023 the Company capitalized $4.1 million and $4.0 million, respectively, of costs related to the Beacon Bond offering which are net with the bonds. These costs are amortized over the life of the bonds.

As of September 30, 2024, and September 30, 2023, our sole member, LHLS had $0 and $13.4 million, respectively, of outstanding debt. On June 10, 2024, LHLS entered into an Exchange Agreement with Brighton LH Trustees, LLC in which all outstanding notes payable due to Brighton LH Trustees, LLC were exchanged for 1,864.46 shares of Series A-2 Preferred Stock and a warrant to purchase shares of the capital stock of LHLS.  As a result of the exchange agreement, all LHLS’ obligations per the note agreements were satisfied. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

F-18

Note 6. Beacon Bonds and other Long Term Debt (continued)

On March 7, 2024, $946,000 of Class B Bonds with maturity dates of February 1, 2024 and March 1, 2024 were repaid. On April 16, 2024, $415,000 of Class B Bonds with a maturity date of April 1, 2024 were repaid and on April 29, 2024, $72,000 of Class B Bonds with a maturity date of May 1, 2024 were repaid. The Company has elected to extend maturities for six months for Class B Bonds maturing on June 1, 2024 and beyond. On November 26, 2024, $527,000 of Class B Bonds with a maturity date of June 1, 2024, which was extended to December 1, 2024, were repaid.

Future contractual maturities of the Company as of September 30, 2024 are as follows:

2025	$6,029,000
2026	7,881,000
2027	6,383,000
2028	2,496,000
2029	233,000
Thereafter	-
$23,022,000

As a result of the initial $3.0 million raised in the offering of the Initial Bonds, LHLS repaid $1.0 million, plus interest during the fiscal year ended September 30, 2021 to its senior lender. LHLS agreed with its senior lender to make prepayments on LHLS’ debt equal to one-third of the aggregate principal amount of Initial Bonds sold in the offering in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount.  During the fiscal year ended September 30, 2024 and 2023, LHLS repaid $0 on its debt as a result of the initial $25.0 million raised in the offering of the Initial Bonds.

Note 7. Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, accounts receivable and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company reports Life Insurance Policies using the Investment Method. The fair value of policies is valued using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing fair value of policies.

The Company records estimated excess proceeds to be received from policies sourced to the Trading Trust using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing the fair value of policies. The Company also utilizes known expenses reducing the excess fee received to estimate the excess fee to be received.

The Company records Beacon Bonds Payable at carrying value. The fair value of Beacon Bonds payable is valuated using measurable inputs at the time of sale (Level 2).

The Company estimates the fair value of contingent consideration using valuation models that apply probabilities to discounted cash flows that are based on forecasted future operating results or other agreed upon metrics. The fair value estimates utilized a discount rate of 10.13% for projected cash flows. In order to estimate the cash and equity earnout contingent consideration liability associated with the probability of achieving the Settlement Benefits Association earnouts discussed in footnote 8, the Company utilized a Monte Carlo simulation. The Company utilized the Black-Scholes method to estimate the value of warrants for Common Stock of LHLS included in the contingent consideration and issued at close. The Black-Scholes method requires assumptions of future value of each tranche of equity, expected time until a liquidation event, total equity value, expected volatility, a dividend rate of 0, exercise price of $0.01 and risk-free interest rate over the time period until the liquidation event. The estimated total value of the company is $41.2 million with the estimate of vested Common Stock being $275,040. The Company estimated the expected time until a liquidation event occurs to be five years. The volatility of the underlying securities has been estimated using the median of the five-year historical stock price volatility for the guideline companies used in the Market Approach. The five-year median relevered volatility is 0.366. The final assumption involves an estimation of the discount rate to be used in estimating the present value of the shares in five years. Accordingly, a risk-free interest rate of 3.58% has been used in calculating the present value factors. As LHLS is privately held, it is necessary to apply a marketability and liquidity discount to the equity values calculated based on the assumptions previously noted. The Company utilized a 27% marketability and liquidity discount rate. Contingent consideration fair value was based, in part, on unobservable inputs that are significant to the overall fair value measurement (Level 3).

The Company estimates the fair value of the tradenames acquired in the Asset Purchase Agreements using the income approach, specifically the relief from royalty method. The Company applied significant judgment in determining the fair value of the intangible assets, which involved the use of unobservable inputs (Level 3), including estimates and assumptions of future revenues, royalty rates and discount rates. The major assumptions used in arriving at the estimated intangible asset values include management’s estimates of future cash flows, discounted at an appropriate rate of return based on a weighted average cost of capital for the Company of 33.20% as well as a royalty rate of 2.15%.

F-19

The outstanding balance and estimated fair value of certain financial assets and liabilities are as follows:

	September 30, 2024		September 30, 2023
	Outstanding Balance	Estimated Fair Value	Outstanding Balance	Estimated Fair Value
Life Insurance Policies	$132,846	$222,234	$79,362	$153,000

Beacon Bonds, net	$21,403,749	$23,022,000	$22,160,908	$24,542,000

Contingent Consideration	$948,809	$948,809	$-	$-

Warrants for Common Stock of LHLS issued to SBA	$78,446	$78,446	$-	$-

Tradenames	$159,000	$159,000	$-	$-

Trading Trust Excess Fee Receivable (1)	$133,660	$133,660	$-	$-

(1) Included in Accounts Receivable on the Balance Sheet

Note 8. Business and Asset Acquisitions

Harbor Life Settlements

On July 2, 2024, the Company acquired certain assets from HLS Marketing, LLC, Harbor Life Brokerage, LLC and JGL Fusion for total consideration of $1.0 million. As a result of the transactions, the Company acquired intangible assets in the form of the rights to certain trade names and internet domains. The transaction was accounted for as an asset acquisition, and, as such, the purchase price was allocated to intangible assets. The estimated useful lives of these assets are 10 years. As of September 30, 2024, the Company performed a valuation of the assets acquired from Harbor, which supports a value of $40,000, resulting in an impairment of $980,524. In addition, per the asset purchase agreements with Harbor, the Company is obligated to pay additional consideration contingent on the Company's performance.

CONTINGENT CONSIDERATION

In accordance with the Asset Purchase Agreement with Harbor, the Company will is obligated to pay a referral bonus equal to 25% of net revenue generated by a life insurance policy which has been referred to the Company as a direct result of the intangible assets acquired in the Harbor purchase agreement (“Qualified Policies”).  The referral bonus period ends on July 2, 2026. Referral bonus payments are to be paid quarterly. As of July 2, 2024 and September 30, 2024, the fair value of the contingent consideration is $227,187, which is included in the contingent consideration liability.  Included in current liabilities is $142,285 of the contingent consideration. On February 4, 2025, the Company paid a referral bonus of $20,977.

The following is a summary of the asset acquisitions:

Harbor
Cash consideration	$750,000
Transaction costs	43,337
Contingent consideration	227,187
Total consideration	$1,020,524

F-20

Settlement Benefits Holdings

On September 17, 2024, the Company entered into an Asset Purchase Agreement with Settlement Benefits Association, Inc., Synaptiq Life, Inc., and Lippman and Weiss, LLC ("SBA"), pursuant to which the Company acquired a group of assets for consideration of $2.0 million  cash paid at closing, $78,446 of warrants for Common Stock of LHLS and contingent consideration with a fair value of $721,622 and deferred consideration of $400,000 for total consideration of $3.2 million. The Guaranteed Amount shall be payable in four equal quarterly installments of $100,000 on January 1, 2025, March 31, 2025, June 30, 2025 and September 30, 2025. The Company has incurred direct costs of $377,439 which are included in the Consolidated Statement of Operations under professional fees expense. The Company has purchased no shares of common stock of SBA and has assumed no liabilities. The acquisition is expected to facilitate increased leads and market share of the Company's life settlements. In accordance with ASC 805, Business Combinations, the Company has determined that the SBA agreement constitutes a business acquisition.

CONTINGENT CONSIDERATION

In accordance with the Asset Purchase Agreement with SBA, the Company is obligated to pay additional consideration contingent on the Company's performance. A referral bonus of 5% of net revenue generated as a direct result of any life settlement transaction with a fund or fund manager counterparty that did not close a life settlement transaction with the Company prior to June 19, 2024, or any other service provided by the Company to a client that was not a client of the Company prior to June 19, 2024 will be payable to SBA. The Company will be obligated to pay the referral bonus through the later of the earnout period ending August 31, 2027 or the date upon which neither Principal to the Asset Purchase Agreement is an employee of Lighthouse. The Company is also obligated to pay sales commissions of 0.15% of the net death benefit of Qualified policies, and 0.025% of the net death benefit of any Qualified Policy acquired by the Company.  Sales commissions will be payable through the later of the earnout period ending August 31, 2027 or September 17, 2027. The Company may also pay additional consideration in the form of warrants for the purchase of common stock (“Earnout Equity”) and cash (“Earnout Cash”). The Earnout Equity and Earnout Cash are payable if the Company reaches certain revenue targets through the fiscal year ending September 30, 2027.

The Earnout Equity shall be payable to SBA in three equal annual installments for the periods of June 19, 2024 through August 31, 2025 (“2025 Earnout Year”), September 1, 2025 through August 31, 2026 (“2026 Earnout Year”), and September 1, 2026 through August 31, 2027 (“2027 Earnout Year”). For each Earnout Year, the Company will pay an installment through the issuance of warrants, exercisable in the aggregate, for a number of shares of LHLS common stock determined by dividing the applicable Earnout Equity payment by $1,116.19. The Earnout Equity payment is due if the net revenue exceeds the minimum revenue targets set forth in the purchase agreement. The revenue equity target amount for Earnout Year 2025 is $2.0 million. The revenue equity target amount for Earnout Year 2026 is $3.0 million. The revenue equity target amount for Earnout Year 2027 is $4.0 million. The minimum business revenue target amount for Earnout Year 2025 is $1.6 million. The minimum business revenue target amount for Earnout Year 2026 is $2.4 million. The minimum business revenue target amount for Earnout Year 2027 is $3.2 million.

The Earnout Cash shall be payable to SBA in three equal annual installments for each Earnout Year. The Earnout Cash shall be payable only if the net revenue exceeds the business revenue cash target amount for the Earnout Year. The business revenue cash target amount for Earnout Year 2025 is $4.0 million. The business revenue cash target amount for Earnout Year 2026 is $7.0 million. The business revenue cash target amount for Earnout Year 2027 is $10.0 million. The Earnout Cash amount is a total of $2.1 million. The total purchase price including all earnouts is not to exceed $8.4 million. The referral bonus and sales commission are not included in the total purchase price calculation for the maximum potential consideration. The maximum potential additional consideration, excluding referral fees and commissions, to be paid is $5.3 million. As of September 30, 2024, the fair value of the contingent consideration due to SBA is $721,622, which is included in the contingent consideration liability. Included in current liabilities is $219,047 of the contingent consideration.

The following is our allocation of the fair value of the acquisition price as of September 30, 2024:

Recognized amounts of identifiable assets acquired and liabilities assumed
Prepaid Expenses	$6,188
Tradenames	120,000
Total identifiable net assets	$126,188

Goodwill	3,055,068

Acquisition price at closing	$3,181,256

Cash paid at closing	$1,981,188
Contingent consideration	721,622
Warrants issued for Common Stock of LHLS	78,446
Deferred Guaranteed Amount (1)	400,000
Total Consideration at closing	$3,181,256

(1) Included in Accounts Payable on the Balance Sheet.

It is impracticable to provide historical supplemental pro forma financial information during the period prior to the acquisition due to the lack of access to such information. Results of the acquired business are included in the results of operations. Net Income contributed by this acquisition is not material due to the timing of the acquisition.

F-21

Note 9. Goodwill and Intangible Assets

Indefinite lived assets consist of goodwill obtained as part of the SBA business combination. Goodwill acquired represents existing leads, added synergy and increased exposure in the market. Goodwill will not be amortized but will be tested annually for impairment.

Goodwill and intangible assets consist of the following:

	For the year ended September 30,
	2024		2023
	Intangibles Assets	Goodwill	Intangibles Assets	Goodwill
Beginning balance	$-	$-	$-	$-
Acquisitions	1,140,524	3,055,068	-	-
Amortization	1,000	-	-	-
Impairments	980,524	-	-	-
Ending balance	$159,000	$3,055,068	$-	$-

		September 30,
		2024	2023
Indefinite useful lives:
Goodwill		$3,055,068	$-
		3,055,068	-

	Amortization Period
Definite useful lives:
Tradenames	10	159,000	$-
		159,000	-
Total goodwill and intangible assets		$3,214,068	$-

Expected future amortization expense is as follows:

For the year ended September 30,
2025	$16,000
2026	16,000
2027	16,000
2028	16,000
2029	16,000
Thereafter	79,000
Total	$159,000

Note 10. Concentrations

The Company has received revenue from one investor who also acts as a lender to LHLS and investor in the Series A Preferred, which in turn supports the operations of the Company. The investor had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remained active until June 1, 2023.

The Company typically earns revenue primarily from one product/service. For the fiscal year ended September 30, 2024, the Company received 64% of revenue from three funders. For the fiscal year ended September 30, 2024, these funders represented 32%, 19% and 13% of all revenue. For the fiscal year ended September 30, 2023, the Company received 57% of its total revenue from the maturity of one life insurance policy.   For the fiscal year ended September 30, 2023, the Company received 39% of all other revenue, excluding the matured policy, from two funders. For the fiscal year ended September 30, 2023, these funders represented 28% and 11% of all revenue other than the policy maturity.

Note 11. Subsequent Events

The Company has evaluated subsequent events through March 7, 2025, the date on which these financial statements were available for issuance.

On January 9, 2025, the Company paid $100,000 of the guaranteed payment due to SBA pursuant to the terms of the Asset Purchase Agreement.

As of March 7, 2025, the Company honored 985 Class A bond and 65 Class B bond redemption requests received prior to September 30, 2024.

F-22

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Indenture dated February 3, 2021 between Lighthouse Life Capital, LLC and UMB Bank, N.A.

(3)(b)(1)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(b)(2)	Second Supplemental Indenture, dated as December 21, 2022, between Lighthouse Life Capital, LLC and UMB Bank, N.A

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(6)(a)	Asset Purchase Agreement dated July 2, 2024 by and between LHL Strategies, Inc. and HLS Marketing, LLC, Harbor Life Brokerage, LLC and JGL Fusion.

(6)(b)	Asset Purchase Agreement dated September 17, 2024 by and between LHL Strategies, Inc. and Settlement Benefits Association, Inc., Synaptiq Life, Inc., and Lippman and Weiss, LLC as Sellers et. Al.

9

SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC, a Delaware limited liability company

March 7, 2025	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer
(Principal Executive Officer)

March 7, 2025	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer
(Principal Financial and Accounting Officer)

10